SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number 1-14493

For the month of October, 2002

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Rua Abílio Soares, 409
04005-001 - São Paulo - SP - Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S.A.
Publicly-held Company
CVM No. 1771-0
C.N.P.J. No 02.558.074/0001-73
N.I.R.E. 35.300.158.792

RELEVANT NOTICE

The Management of Telesp Celular Participações S.A. hereby informs that in the meeting held on October 24th, 2002 the Board of Directors approved the proposal for the adaptation of the concession instruments of the Mobile Telecommunication Services (Brazilian SMC) of Telesp Celular S.A., a wholly-owned subsidiary of the Company, to the regulatory regime of the Personal Communication Services (PCS), through the formalization of the Authorization and Migration Instrument with “Agência Nacional de Telecomunicações” – Anatel, the Brazilian Communications regulator, under its terms of the Regulations No.316 and No. 318, both dated of September 27, 2002. This proposal was also approved by Telesp Celular’s S.A. Extraordinary Shareholders Meeting held today.

São Paulo, October 24, 2002
TELESP CELULAR PARTICIPAÇÕES S.A.

Maria Paula de Almeida Martins Canais

Investor Relations Officer

FORWARD-LOOKING STATEMENTS

         Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.